3600 Glenwood Avenue, #104
Raleigh, NC 27612

June 25, 2008
Via EDGAR and FedEx
United States Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-4041
ATTN: Valerie Lithotomos
Telephone: 202-551-6985

Re:	Triangle Capital Corporation’s Rule 477 Application for Withdrawal of its Registration Statement on Form N-2, File No. 333-151606, Accession No. 0000950144-08-004758, initially filed on June 11, 2008
Dear Ms. Lithotomos:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Triangle Capital Corporation, whose CIK is 0001379785, (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form N-2 (File No. 333-151606; Accession No. 0000950144-08-004758) initially filed with the Commission on June 11, 2008, together with all exhibits thereto (the “Registration Statement”), and that such withdrawal be deemed effective as of June 25, 2008. The grounds upon which the Company is making this application for withdrawal are that the Company no longer desires to register subscription rights pursuant to Rule 415 under the Securities Act as described in the Registration Statement.
     The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.
     The Company also requests in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Valerie Lithotomos
June 25, 2008
     We would appreciate if you would please provide John A. Good of Bass, Berry & Sims PLC a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Mr. Good’s facsimile number is (888) 543-4644.
     Thank you for your assistance with this application for withdrawal. If you have any questions or require any further information, please contact John A. Good at (901) 543-5901 or Robert C. Humphreys at (901) 543-5910, each of Bass, Berry & Sims PLC, the Company’s legal counsel.

Very truly yours,

TRIANGLE CAPITAL CORPORATION

/s/ Steven C. Lilly

Steven C. Lilly
Chief Financial Officer and Secretary